DAVIS POLK & WARDWELL
Michael J. Willisch 91 702 2741 michael.willisch@dpw.com	MARQUÉS DE LA ENSENADA, 2 28004 MADRID 91 702 2680 FAX 91 702 2765	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

CONFIDENTIAL
September 14, 2007

VIA EDGAR

Re:	Telefónica, S.A. 2006 Form 20-F File No. 001-09531

Mr. Gopal Dharia
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549-0308

Dear Mr. Dharia:

I am writing on Telefónica, S.A.’s behalf in connection with the Staff’s review of Telefónica’s Form 20-F for the year ended December 31, 2006. As I mentioned in our conversation yesterday, Telefónica is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated August 31, 2007, and currently expects to respond in writing to the Staff’s comments on or around September 28, 2007.

Please do not hesitate to contact me (Tel. no. 011-34-91-702-2741) should you have any questions regarding the foregoing.

Very truly yours, /s/ Michael J. Willisch Michael J. Willisch

cc:	Santiago Fernández Valbuena – Telefónica, S.A.